SECURIT-E-DOC, INC.

CERTIFICATE OF DESIGNATION

OF

5% SERIES A CONVERTIBLE PREFERRED STOCK

Pursuant to Florida Statutes, Securit-E-Doc, Inc. (the "Corporation"), a Florida corporation, does hereby certify that:

Pursuant to the authority conferred upon the Board of Directors of the Corporation (the "Board of Directors") by Article III of the Articles of Incorporation of the Corporation, the Board of Directors on October __, 2002, adopted the following resolution creating a series of Preferred Stock designated as 5% Series A Convertible Preferred Stock:

RESOLVED, that pursuant to the authority vested in the Board of Directors in accordance with the Act and the provisions of the Articles of Incorporation, 3,000,000 shares of 5% Series A Convertible Preferred Stock of the Corporation are hereby authorized and created, for sale at a price of $1.50 per share, having the designation and the voting powers, preferences and relative, participating, optional and other special rights of the shares of such series, including the right after one year to convert the shares of 5% Series A Convertible Preferred Stock into an equal number of shares of the Corporation’s common stock.

SECTION 1. DEFINITIONS.

Unless the context otherwise requires, capitalized terms used but not defined in this Certificate of Designation that are defined in the Articles of Incorporation shall have the same respective meanings as such terms have in the Articles of Incorporation and, when used herein the following terms shall have the meanings indicated in this Section 1.

"Common Stock" shall mean the Common Stock, par value $0.0001 per share, of the Corporation.

"Series A Preferred Stock" shall mean the 5% Series A Convertible Preferred Stock, par value $0.0001 per share, of the Corporation.

"Dividend" shall mean an annual cash dividend payable with respect to the Series A convertible Preferred Stock.

SECTION 2. DESIGNATION; NUMBER; RANK.

(a) Designation. There is established as a separate series of Preferred Stock a separate series designated as the 5% Series A Convertible Preferred Stock (the "Series A Preferred Stock"). The Corporation is authorized to issue 25,000,000 shares of Preferred Stock and designates as set forth herein a total of 1.000,000 5% Series A Preferred Stock. Except as set forth in the Articles of Incorporation, all shares of 5% Series A Preferred Stock shall, to the fullest extent permitted by law, be identical in all respects, shall vote together as a single class and shall entitle the holders thereof to the same rights, privileges and preferences and shall be subject to the same qualifications, limitations and restrictions.

(b) Preference. All of the preferential amounts to be paid to the holders of the Series A Preferred Stock as provided in this Certificate of Designation shall be paid or set apart for payment before the payment or setting apart for payment of any amount for, or the distribution of any property of the Corporation to, the holders of any Common Stock of the Corporation, whether now or hereafter authorized.

SECTION 3. VOTING.

(a) Voting. On any matter submitted for the vote or written consent of the Corporation's stockholders, the holders of the 3,000,000 shares of 5% Series A Preferred Stock, purchased at a price of $1.50 per share, shall be entitled to one vote per each share of 5% Series A Preferred Stock, which shall be equal to the number of votes equal to the number of shares of Common Stock into which such share of 5% Series A Preferred Stock is entitled to be converted pursuant to Section 6 hereof immediately after close of business on the record date for the vote or written consent of stockholders, if applicable.

SECTION 4. DIVIDENDS. The holders of 5% Series A Preferred Stock shall be entitled to receive, on a non-cumulative basis, cash dividends of 5% payable annually and other dividends if, as and when paid to holders of the Common Stock.

SECTION 5. LIQUIDATION.

(a) Liquidation Preference. Upon any Liquidation Event, each holder of outstanding shares of Series A Preferred Stock shall be entitled to be paid out of the assets of the Corporation available for distribution to stockholders, whether such assets are capital, surplus or earnings of any nature, before any amount shall be paid or distributed to the holders of Common Stock or of any other stock ranking junior to the 5% Series A Preferred Stock in right to payments on liquidation, an amount in cash, equal to the amount of the liquidating distribution or distributions the holders of the outstanding shares of 5% Series A Preferred Stock would receive from the Corporation upon any Liquidation Event if their shares had been converted into Common Stock immediately prior to such Liquidation Event pursuant to Section 6(a).

The provisions of this Section 5 shall not in any way limit the right of the holders of 5% Series A Preferred Stock to elect to convert their shares into Common Stock pursuant to Section 7 prior to or in connection with any Liquidation Event.

(b) Notice. Prior to the occurrence of any Liquidation Event, and in any event not less than 30 days prior to any payment date with respect thereto, the Corporation will furnish each holder of 5% Series A Preferred Stock notice in accordance with Section 9 hereof, together with a certificate prepared by the Chief Financial Officer of the Corporation describing in detail the facts of such Liquidation Event, stating in detail the amount(s) per share of 5% Series A Preferred Stock each holder of 5% Series A Preferred Stock would receive pursuant to the provisions of Section 5(a) hereof and stating in detail the basis upon which such amounts were determined.

SECTION 6. CONVERSION. The holders of the Series A Preferred Stock shall have the following conversion rights:

(a) Conversion Upon Election of Holders. Each holder of shares of 5% Series A Preferred Stock shall be entitled at any time from and after the first anniversary from the date first set forth above, conditioned upon the availability of sufficient authorized but unissued shares of Common Stock for issuance upon conversion, upon the written election of such holder without the payment of any additional consideration, to convert each share of 5% Series A Preferred Stock then held by such holder into a number of fully paid and nonassessable shares of Common Stock. If any share of 5% Series A Preferred Stock is converted at a time when there are any accrued but unpaid dividends or other amounts due on or in respect of such shares, such dividends and other amounts shall be paid in full in cash by the Corporation in connection with such conversion.

(b) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of 5% Series A Preferred Stock such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A Preferred Stock.

SECTION 7. ADJUSTMENTS. The 5% Series A Conversion Price in effect from time to time shall be subject to adjustment as follows:

(a) The 5% Series A Conversion Price, and the number of shares of Common Stock issuable upon conversion of the 5% Series A Preferred Stock, shall be proportionately adjusted each time the Corporation takes any of the following actions after the date the 5% Series A Preferred Stock was first issued:

(i) Declares a dividend on the outstanding Common Stock payable in shares of its Common Stock, or securities convertible into or exchangeable for Common Stock;

(ii) Subdivides the outstanding Common Stock; or

(iii) Combines the outstanding Common Stock into a smaller number of shares.

(b) Any adjustment under this Section shall become effective at the close of business on the relevant record or issue date.

(c) In case at any time the Corporation shall be a party to any transaction in which the previously outstanding Common Stock shall be converted or changed into or exchanged for securities of another corporation or interests in a non-corporate entity or other property (including cash) or any combination of the foregoing (each such transaction being herein called a "Transaction"), then, if a holder of the 5% Series A Preferred Stock shall so elect, as a condition of the consummation of the Transaction, lawful and adequate provision shall be made so that the shares of 5% Series A Preferred Stock held by such holder shall be converted into an equal number of securities of such other corporation or entity that have economic rights, voting powers (including rights with respect to election of directors), preferences, and other special rights, privileges, powers or immunities substantially identical to the 5% Series A Preferred Stock.

SECTION 8. NOTICE.

(a) Liquidation Events. In the event (i) the Corporation establishes a record date to determine the holders of any class of securities who are entitled to receive any dividend or other distribution or who are entitled to vote at a meeting (or by written consent) in connection with any of the transactions identified in clause (ii) hereof, or (ii) any Liquidation Event, Qualified Public Offering, or other public offering, exclusive of the offering contemplated by the Form SB-2 filed on June 10, 2002, becomes reasonably likely to occur, the Corporation shall mail or cause to be mailed by first class mail (postage prepaid) to each holder of Series A Preferred Stock at least thirty (30) days prior to such record date specified therein or the expected effective date of any such transaction, whichever is earlier, a notice specifying (A) the date of such record date for the purpose of such dividend or distribution or meeting or consent and a description of such dividend or distribution or the action to be taken at such meeting or by such consent, (B) the date on which any such Liquidation Event, Qualified Public Offering, or other public offering is expected to become effective and (C) the date on which the books of the Corporation shall close or a record shall be taken with respect to any such event.

(b) Waiver of Notice. The holder or holders of not less than 50% of the outstanding shares of 5% Series A Preferred Stock may, at any time upon written notice to the Corporation, waive the time, but not below five business days, for notice pursuant to any notice provisions specified herein for the benefit of such holders, and any such waiver shall be binding upon all holders of such securities.

(c) General. In the event that the Corporation provides any notice, report or statement to any holder of Common Stock, the Corporation shall at the same time provide a copy of any such notice, report or statement to each holder of outstanding shares of 5% Series A Preferred Stock. Any notice required by the provisions of this Certificate of Designation shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) two (2) days after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Corporation.

IN WITNESS WHEREOF, the officers named below, acting for and on behalf of Securit-E-Doc, Inc., have hereunto subscribed their names on this ___ day of ________________.

SECURIT-E-DOC, INC..

By: /s/ Robert H. Barron, CEO and Chairman